UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

SEC File Number:  0-14447
Cusip Number:

(Check One):    Form 10-K         Form 20-F      Form 11-K
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             X  Form 10-Q         Form N-SAR
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          For Period Ended:  June 30, 1994
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
                                          --------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

INVG Mortgage Securities Corp.
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Full Name of Registrant


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Former Name if Applicable

Meadow Wood Crown Plaza   1575 Delucchi Lane, Suite 115-20
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Address of Principal Executive Office (Street and Number)

Reno, Nevada  89502
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.  (Check if appropriate)   X
                                                       -----

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is requesting an extension of the deadline to file its Form 10-Q to August 20, 1994. The reason for the request delay is that during the second quarter the Company entered into a number of transactions which are subject to the reporting requirements of both the SEC and Statement of Financial Accounting Standards No. 115. The Company has been waiting for valuation information regarding these transactions from Dealers which is required to finalize its reporting.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 John E. Castello           415               393-8000
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     (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
     been filed?  If the answer is no, identify reports(s).  X  Yes     No
                                                            ---      ---

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?  X Yes     No
                                ---     ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended June 30, 1993 the Company had net income of $200,781. In the corresponding period in 1994, it is anticipated that the Company will have net income approximating $2,000,000. The improvement in earnings is primarily attributable to the 1994 net gain on the sale of GNMA certificates and the related redemption of bonds.
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                      INVG Mortgage Securities Corp.
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 12, 1994              By  /s/ John E. Castello
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                                           John E. Castello
                                           Assistant Secretary